[TYPE] Exhibit
[DESCRIPTION] Exhibit  99.2

                    472 Route 22 West -- Whitehouse Station, New Jersey 08889
                                     Telephone: 908-534-0994 Fax: 908-534-0731
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                               Consulting Proposal


     General - TNC and Wagner Investment Management (WIM) would work with the senior management of Pease Oil & Gas in designing and implementing a long term strategy to effectively reach the financial community and obtain a premium valuation for the stock. This would include working with management in refining it's financial reports, aiding in the preparation of presentations for the various financial audiences, introducing management to these audiences and presenting the company with additional opportunities in the exploration area that will result in a further upward valuation of the stock price.


     Retail Group - This area is the foundation for any company's valuation process. TNC and WIM will set up and help implement the necessary programs to attract retail brokers and their individual investors as well as introduce WPOG to the key players around the country within both the regional and wire house broker dealers.


     Institutional Investors - TNC and WIM will also develop presentations designed for the institutional audience as well as develop a significant institutional investor base for the company. In addition, we will also develop Pease Oil & Gas' relations with the key institutional sales people at both regional and wire house brokerage units.


     Investment Banking Audience - TNC and WIM will assist management in both developing relationships with a number of investment banking firms and advise and aid the company in raising capital in both the private and public sectors of the market.

     Sell Side Analysts - TNC and WIM will also assist the company in getting a number of sell side analysts, particularly those at regional firms, to provide research on the company.


     Engagement Terms - Four Year Contract
A.) In consideration, for our services, Pease Oil & Gas will issue 50,000 warrants apiece to TNC and WIM to purchase 50,000 shares by TNC and 50,000 shares by WIM of WPOG common stock exercisable at a price equal to the closing price of WPOG on the day this engagement proposal is accepted. The warrants will terminate in five years from the inception of contract.

 B.) This engagement may be terminated by the company or TNC/WIM on thirty days prior written notice to the second, third or forth year anniversary dates of this contract.

 C.) Pease Oil & Gas and TNC/WIM will negotiate an additional issuance of new five year warrants at the end of the first contract year to be priced as of the close of the last business day of the first year. The amount issuable will be set solely by Pease Oil & Gas after discussions with TNC/WIM and will fall between 5,000 warrants apiece and 25,000 warrants a piece. The same will be true for years three and four assuming the contract has not been terminated.

D.) WPOG will reimburse TNC/WIM on a timely basis for all of our reasonable out-of-pocket expenses and disbursements where - WPOG gives advance approval for the specific expenditure.


E.) TNC/WIM will receive a bonus if within 36 months of the date of this contract we are able to get the stock price to trade at or above $5 a share for 30 trading days. The bonus is to be comprised of two segments with the second part covered under a separate agreement set solely by Pease Oil & Gas after discussions with TNC/WIM. The first part of the bonus will be the ability of TNC/WIM to exercise all warrants issued prior to the price target event ($5 a share) and to have those warrants replaced with new five year warrants priced at the then current market price.


F.) Pease Oil & Gas agrees to indemnify and hold harmless TNC/WIM and their officers, employees and controlling persons from and against any losses, claims, damages and liabilities (or actions in respect thereof) related to or arising in any manner from any transaction or matter contemplated by this engagement. The company shall also reimburse the indemnities for all expenses (including reasonable fees and expenses of legal counsel) as incurred in connection with the foregoing. This indemnity will survive any termination of this engagement but will not apply to any matter, determined, in a final judgement by a court having jurisdiction, to have resulted primarily and directly from the gross negligence or willful misconduct of an indemnitee.

This engagement will be governed by and construed in accordance with the laws of the State of New York and will be binding upon, insure to the benefit of, and will be enforceable by the parties or their respective successors.

If you agree to the terms of this engagement, please sign, date and return the enclosed copy of this letter.

                              Sincerely,

                              TNC Incorporated
                              By:  /s/ Everett G. Titus
                                   --------------------------------------------
                                   Everett G. Titus, III,
                                   President


                              Wagner Investment Management
                              By   /s/ Rolf Wagner
                                   --------------------------------------------
                                   Rolf Wagner
                                   President

AGREED AND ACCEPTED this 23rd day of August, 1995:
Pease Oil & Gas
By:  /s/ Willard H. Pease, Jr.
    --------------------------------
     Willard H. Pease, Jr.